IAMGOLD CONFIRMS RAMP-UP OF MINING OPERATIONS AT

SOUTHERN PITS OF ROSEBEL GOLD MINES

Toronto, Ontario, October 3, 2019 - IAMGOLD Corporation ("IAMGOLD" or the "Company") confirms that it continues ramp-up activities at its southern pits at its Rosebel Gold Mine ("Rosebel") in Suriname. In response to recent media reports, the Company reports that there was no blockade at Rosebel.

We reiterate that our 2019 guidance for Rosebel remains conservative, incorporating several scenarios, including cases with no production from the southern pits and Saramacca.

We continue to work closely with, and have the full support of, the local community, the union and the highest levels of the government. We remain confident regarding our original ramp-up timeline for the southern pits.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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